FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004,

PERMANENT FINANCING (NO. 4) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F          ☒           Form 40-F          ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐          No          ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 4) PLC
(Registrant)

Date 8th April 2004	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 8th April 2004	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 8th April 2004	/s/David Balai

By: David Balai
Title: Director

Permanent Mortgages Trustees Limited			Quarter	10/03/2004	to	09/06/2004
Monthly Report	March 2004
Date of Report		06/04/2004

Mortgages

Number of Mortgages in Pool	461,566

Current Principal Balance	£27,232,835,769
Opening Trust Assets	£100
Total	£27,232,835,869

Notes Outstanding	£17,641,340,291
Funding Share	£17,641,340,291
Cash Accumulation Balance	£—
Funding Share Percentage	64.77967%
Seller Share	£9,591,495,478
Seller Share Percentage	35.22033%

Minimum Seller Share (Amount)	£1,361,641,788
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis	Number	Principal	Arrears	% by Principal
Less than 1 month	457,158	£26,942,233,207.71	£1,537,968.48	98.93%
1 - < 2 months	3,168	£214,217,217.55	£1,471,263.42	0.79%
2 - < 3 months	624	£41,086,581.07	£532,152.59	0.15%
3 - < 6 months	432	£25,054,116.85	£591,518.64	0.09%
6 - < 12 months	161	£9,215,820.69	£441,752.09	0.03%
12 months +	23	£1,028,825.28	£78,440.55	0.00%
Total	461,566	£27,232,835,769.15	£4,653,095.77	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	4	£136,099.62	£10,037.30

Properties in Possession (this month)

Number Brought Forward	1
Repossessed	3
Sold	0
Number Carried Forward	4

Average Time from Possesion to Sale in days	144
Average Arrears at Sale	£2,293.56

MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 14/06/2002)*	155,310	£10,463,734,639.11

* On 12th March 2004, Permanent 4 closed. The Permanent Trust was topped-up by 134,716 accounts (to value: £27,785,449,300.37).  These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	4.76%	44.32%
Previous 3 Month CPR Rate	4.16%	39.95%
Previous 12 Month CPR Rate	4.33%	41.18%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	34.38
Average Loan Size	£59,000.96
Weighted Average Current HPI LTV (by value)	47.65%
Weighted Average Current LTV (by value)	66.22%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.786%

Excess Spread
Current Month	0.440%
February 2004	0.396%
January 2004	0.492%

Product Breakdown
Fixed Rate %	25.33%
Tracker Rate %	48.42%
Other Variable Rate %	26.26%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	69,843	£1,674,773,125.04	6.15%
30 - 35%	18,092	£766,721,914.19	2.82%
35 - 40%	20,309	£958,383,624.67	3.52%
40 - 45%	22,212	£1,157,819,008.35	4.25%
45 - 50%	24,871	£1,429,902,713.94	5.25%
50 - 55%	26,679	£1,637,760,599.37	6.01%
55 - 60%	28,568	£1,919,047,049.01	7.05%
60 - 65%	29,744	£2,088,929,030.03	7.67%
65 - 70%	32,678	£2,456,353,761.81	9.02%
70 - 75%	38,508	£3,257,349,275.26	11.96%
75 - 80%	26,986	£1,882,747,491.80	6.91%
80 - 85%	32,356	£2,142,475,932.53	7.87%
85 - 90%	37,417	£2,574,903,998.03	9.46%
90 - 95%	34,455	£2,078,394,248.33	7.63%
95 - 100%	17,237	£1,096,514,409.19	4.03%
100% +	1,611	£110,759,587.59	0.41%
Totals	461,566	£27,232,835,769.14	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	138,925	£4,620,178,267.13	16.97%
30 - 35%	38,312	£2,076,710,342.27	7.63%
35 - 40%	43,174	£2,537,509,489.01	9.32%
40 - 45%	46,708	£2,901,314,703.51	10.65%
45 - 50%	45,684	£2,963,676,374.40	10.88%
50 - 55%	41,843	£2,917,308,326.09	10.71%
55 - 60%	31,581	£2,458,530,985.74	9.03%
60 - 65%	24,952	£2,137,126,453.82	7.85%
65 - 70%	18,596	£1,658,726,247.84	6.09%
70 - 75%	13,040	£1,213,060,047.53	4.45%
75 - 80%	7,261	£634,960,108.08	2.33%
80 - 85%	4,968	£477,988,971.31	1.76%
85 - 90%	3,715	£361,475,962.28	1.33%
90 - 95%	2,287	£231,244,189.41	0.85%
95 - 100%	514	£42,583,786.08	0.16%
100% +	6	£441,514.62	0.00%
Totals	461,566	£27,232,835,769.12	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	6.00%
Effective Date of Change	3/1/2004
Current HVR2 Rate	5.25%
Effective Date of Change	3/1/2004

Notes	Deal	Rating (Moody’s/S&P/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class A	Permanent Financing No.1	P-1 / A-1+ / F1+	$—	N/A	N/A
Series 1 Class A	Permanent Financing No.2	P-1 / A-1+ / F1+	$—	N/A	-0.040%
Series 1 Class A	Permanent Financing No.3	P-1 / A-1+ / F1+	$1,100,000,000.00	1.09250%	-0.040%
Series 1 Class A	Permanent Financing No.4	P-1 / A-1+ / F1+	$1,500,000,000.00	1.09000%	0.002725%
Series 1 Class B	Permanent Financing No.1	Aa3 / AA / AA	$—	N/A	N/A
Series 1 Class B	Permanent Financing No.2	Aa3 / AA / AA	$—	N/A	0.230%
Series 1 Class B	Permanent Financing No.3	Aa3 / AA / AA	$38,000,000.00	1.11000%	0.180%
Series 1 Class B	Permanent Financing No.4	Aa3 / AA / AA	$78,100,000.00	1.10879%	0.140%
Series 1 Class M	Permanent Financing No.4	A2/A/A	$56,500,000.00	1.10879%	0.230%
Series 1 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$—	N/A	N/A
Series 1 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$—	N/A	1.250%
Series 1 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$38,000,000.00	1.11000%	0.950%
Series 2 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.11000%	0.150%
Series 2 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,700,000,000.00	1.11000%	0.110%
Series 2 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$2,400,000,000.00	1.10879%	0.070%
Series 2 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.11000%	0.280%
Series 2 Class B	Permanent Financing No.2	Aa3 / AA / AA	$61,000,000.00	1.11000%	0.330%
Series 2 Class B	Permanent Financing No.3	Aa3 / AA / AA	$59,000,000.00	1.11000%	0.250%
Series 2 Class B	Permanent Financing No.4	Aa3 / AA / AA	$100,700,000.00	1.10879%	0.180%
Series 2 Class M	Permanent Financing No.4	A2/A/A	$59,900,000.00	1.10879%	0.330%
Series 2 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.11000%	1.180%
Series 2 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$61,000,000.00	1.11000%	1.450%
Series 2 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$59,000,000.00	1.11000%	1.050%
Series 2 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$82,200,000.00	1.10879%	0.720%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$1,100,000,000.00	1.11000%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.05200%	0.230%
Series 3 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,500,000,000.00	1.11000%	0.180%
Series 3 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$1,700,000,000.00	1.10879%	0.140%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	1.11000%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.05200%	0.430%
Series 3 Class B	Permanent Financing No.3	Aa3 / AA / AA	$52,000,000.00	1.11000%	0.350%
Series 3 Class B	Permanent Financing No.4	Aa3 / AA / AA	$75,800,000.00	1.10879%	0.230%
Series 3 Class M	Permanent Financing No.4	A2/A/A	$40,400,000.00	1.10879%	0.370%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	1.11000%	1.200%
Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.05200%	1.450%
Series 3 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$52,000,000.00	1.11000%	1.150%
Series 3 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$55,400,000.00	1.10879%	0.800%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A1	Permanent Financing No.3	Aaa / AAA / AAA	€700,000,000.00	2.05200%	0.190%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.11000%	0.220%
Series 4 Class A	Permanent Financing No.4	Aaa / AAA / AAA	€1,500,000,000.00	2.05400%	0.150%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	4.27500%	0.180%
Series 4 Class A2	Permanent Financing No.3	Aaa / AAA / AAA	£750,000,000.00	4.01634%	0.190%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	4.27500%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.05200%	0.450%

Series 4 Class B	Permanent Financing No.3	Aa3 / AA / AA	€62,000,000.00	2.05200%	0.390%
Series 4 Class B	Permanent Financing No.4	Aa3 / AA / AA	€85,000,000.00	2.05400%	0.352%
Series 4 Class M	Permanent Financing No.4	A2/A/A	€62,500,000.00	2.05400%	0.534%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	4.27500%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.05200%	1.450%
Series 4 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€62,000,000.00	2.05200%	1.180%
Series 5 Class A1	Permanent Financing No.4	Aaa / AAA / AAA	€750,000,000.00	0.00000%	3.9615%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	4.27500%	0.250%
Series 5 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£400,000,000.00		5.521%
Series 5 Class A2	Permanent Financing No.4	Aaa / AAA / AAA	£1,100,000,000.00	4.26110%	0.170%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	4.27500%	0.450%
Series 5 Class B	Permanent Financing No.3	Aa3 / AA / AA	€20,000,000.00	2.05200%	0.450%
Series 5 Class B	Permanent Financing No.4	Aa3 / AA / AA	£43,000,000.00	4.26110%	0.330%
Series 5 Class M	Permanent Financing No.4	A2/A/A	£32,000,000.00	4.26110%	0.500%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	4.27500%	1.450%
Series 5 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€20,000,000.00	2.05200%	1.230%
Series 5 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£54,000,000.00	4.26110%	0.900%

Funding level Reserve Fund requirement	£330,000,000.00
Balance brought forward	£187,326,487.54
Drawings this period	£—
Top-up this period*	£60,305,230.39
Current Balance	£247,631,717.93

Liquidity Facility Original Amount	£150,000,000.00
Balance brought forward	£150,000,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£150,000,000.00

*Top-ups only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £21,500,000,000 to 9th June 2006.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding	Seller
March 2004	£27,785,449,300.55	£17,641,340,291.41	£10,144,109,009.14	63.49129%	36.50871%
February 2004	£19,580,020,964.43	£11,519,265,291.41	£8,060,755,673.02	58.83173%	41.16827%
January 2004	£17,583,832,949.37	£11,519,265,291.41	£6,064,567,657.96	65.51055%	34.48945%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
March 2004	£703,214,397.81	£193,872,802.49	£897,087,200.30
February 2004	£556,225,956.63	£194,247,843.73	£750,473,800.36
January 2004	£536,412,390.11	£148,347,135.85	£684,759,525.96
	£1,795,852,744.55	£536,467,782.07	£2,332,320,526.62

Principal Distribution

Month	Funding	Seller
March 2004	£—	£897,087,200.30
February 2004	£—	£750,473,800.36
January 2004	£—	£684,759,525.96
	£—	£2,332,320,526.62

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
March 2004	£99,176,184.97	£1,373,645.99	£—	£100,549,830.96
February 2004	£61,936,386.01	£1,643,692.71	£—	£63,580,078.72
January 2004	£79,682,083.57	£1,673,865.95	£—	£81,355,949.52
	£240,794,654.55	£4,691,204.66	£—	£245,485,859.21

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
March 2004	£—	£504,785.50	£100,045,045.46
February 2004	£—	£715,093.70	£62,864,985.02
January 2004	£—	£764,410.51	£80,591,539.01
	£—	£1,984,289.71	£243,501,569.50

Revenue Distribution

Month	Funding	Seller
March 2004	£64,168,433.98	£35,876,611.49
February 2004	£37,406,167.10	£25,458,817.93
January 2004	£52,948,213.38	£27,643,325.63
	£154,522,814.45	£88,978,755.04

Losses Ledger

Month	Losses
Balance b/fwd	£—

March 2004	£—
February 2004	£—
January 2004	£—

Closing Balance	£—

Losses Distribution

Month	Funding	Seller	Reconciliation
March 2004	£—	£—	£—
February 2004	£—	£—	£—
January 2004	£—	£—	£—
	£—	£—	£—

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
March 2004	4.76%	4.16%	4.33%
February 2004	3.83%	4.21%	4.19%
January 2004	3.89%	4.73%	4.23%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	91,679	£8,137,847,542.57	29.88%
Midlands & East Anglia	102,471	£6,054,947,374.67	22.23%
North	89,175	£3,798,204,642.49	13.95%
North West	72,593	£3,376,432,699.13	12.40%
South Wales & West	67,271	£4,003,079,494.96	14.70%
Scotland	35,309	£1,655,382,984.54	6.08%
Unknown	3,068	£206,941,030.78	0.76%
Totals	461,566	£27,232,835,769.14	100.00%